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                         COOLBRANDS ANNOUNCES CLOSING OF
                         SALE OF ITS FRANCHISE DIVISION

Toronto, Canada, December 28, 2005 - CoolBrands International Inc. ("CoolBrands") (TSX: COB.SV.A) today announced that the sale of substantially all of its franchising division to International Franchise Corp. for cash consideration of US$8 million was completed on December 23, 2005.

The portion of the franchise division sold operates by franchising and licensing retail outlets serving primarily frozen yogurt and ice cream under the Bresler's, I Can't Believe It's Yogurt, Ice Cream Churn, Swensen's, and Yogen Fruz trademarks. CoolBrands continues to operate as franchisor of retail outlets under the Jerry Tucci's Pizza Pasta and Tropicana Smoothies trademarks.

International Franchise Corp. is a company controlled by Mr. Aaron Serruya. As a result of the transaction, Mr. Aaron Serruya is no longer an executive officer of CoolBrands but he remains on the board of directors of CoolBrands.

About CoolBrands International: CoolBrands International is a leading marketer of dairy based snacks in the refrigerated and frozen snack foods categories. In the frozen snack foods category, CoolBrands manufactures and distributes such well known brands as Godiva Ice Cream, Whole Fruit Sorbet, Eskimo Pie frozen snacks, Tropicana Fruit Bars, Chipwich Ice Cream Cookie Sandwiches and many others. In the refrigerated dairy category, CoolBrands manufactures and distributes Breyer's Yogurt and Creme Savers Yogurt. CoolBrands operates a "direct store delivery" (DSD) ice cream distribution system in selected markets in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' 50.1% owned subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products, frozen snacks and other food products to well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands' Dairy Components Division manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to

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implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

David Stein
Co-Chairman, President and Chief Executive Officer
(631) 737-9700